UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 27, 2023

TERRA SECURED INCOME FUND 5, LLC

(Exact name of registrant as specified in its charter)

Delaware	000-55780	90-0967526
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

205 West 28th Street, 12th Floor

New York New York 10001

(Address of principal executive offices, including zip code)

(212) 753-5100

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e- 4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act: None.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company                ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.                ☒

Item 7.01. Regulation FD Disclosure.

Terra Secured Income Fund 5, LLC (the “Company”) makes substantially all of its investments, and conducts substantially all of its real estate lending business, through Terra Property Trust, Inc., a Maryland corporation (“TPT”). On June 28, 2023, TPT announced it entered into an Agreement and Plan of Merger, dated as of June 27, 2023 (the “Merger Agreement”), with Western Asset Mortgage Capital Corporation, a Delaware corporation (“WMC”). Pursuant to, and subject to the terms and conditions set forth in, the Merger Agreement, a wholly owned subsidiary of WMC will merge with and into TPT with TPT surviving (the “Merger”).

On the same day, TPT and WMC issued a joint press release announcing the execution of the Merger Agreement and TPT made available an investor presentation in connection with the proposed Merger. A copy of the Merger Agreement is attached as Exhibit 99.1, a copy of the joint press release is attached as Exhibit 99.2 and a copy of the investor presentation is attached as Exhibit 99.3 to this Current Report on Form 8-K and are incorporated herein by reference.

The information in this Item 7.01 of this Current Report on Form 8-K (including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3) shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, regardless of the general incorporation language of such filing, except as shall be expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

Exhibit Number	Description
99.1	Agreement and Plan of Merger, dated June 27, 2023, by and among Western Asset Mortgage Capital Corporation, Maverick Merger Sub, LLC, and Terra Property Trust, Inc. (incorporated by reference to Exhibit 2.1 to Terra Property Trust, Inc.’s Current Report on Form 8-K filed with the SEC on June 30, 2023).

99.2	Joint Press Release dated June 28, 2023 (incorporated by reference to Exhibit 99.1 to Terra Property Trust, Inc.’s Current Report on Form 8-K filed with the SEC on June 28, 2023).

99.3	Investor Presentation dated June 28, 2023 (incorporated by reference to Exhibit 99.2 to Terra Property Trust, Inc.’s Current Report on Form 8-K filed with the SEC on June 28, 2023).

104.1	Cover Page Interactive Data File (embedded within the Inline XBRL document).

ADDITIONAL INFORMATION ABOUT THE MERGER

In connection with the proposed Merger, WMC expects to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that contains a prospectus of WMC that will also include a joint proxy statement of WMC and TPT (the “joint proxy statement/prospectus”). The joint proxy statement/prospectus will contain important information about WMC, TPT, the proposed Merger and related matters. WMC and TPT also expect to file with the SEC other documents regarding the Merger. STOCKHOLDERS OF TPT AND WMC ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY WMC AND TPT WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT WMC, TPT AND THE PROPOSED MERGER AND RELATED MATTERS. Stockholders of TPT and WMC may obtain free copies of the Registration Statement, the joint proxy statement/prospectus and all other documents filed or that will be filed by TPT or WMC with the SEC (if and when they become available) through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by TPT will be made available free of charge on TPT’s website at https://www.terrapropertytrust.com, or by directing a request to its Investor Relations at (212) 257-4666; email: ir@mavikcapital.com. Copies of documents filed with the SEC by WMC will be made available free of charge on WMC’s website at http://www.westernassetmcc.com, or by directing a request to its Investor Relations, Attention: Larry Clark at (310) 622-8223; email: lclark@finprofiles.com.

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned in the capacities indicated* hereunto duly authorized.

TERRA SECURED INCOME FUND 5, LLC

Date: July 3, 2023	By:	/s/ Gregory Pinkus
	Name:	Gregory Pinkus
	Title:	Chief Financial Officer

* The registrant is a limited liability company managed by Terra Fund Advisors, LLC, its sole and managing member, and the signatory is signing in his capacity as an officer of Terra Fund Advisors, LLC.